SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

19 April 2013

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 9 ON THE AGENDA:

(To resolve on the suppression of the pre-emptive right of the Shareholders in the subscription of any issuance of convertible bonds as referred to under item 8 hereof as may be resolved upon by the Board of Directors)

Whereas:

A)           The resolution adopted by this General Meeting, within the context of item 8 on the agenda, approving the parameters for the issuance of convertible bonds to be resolved by the Board of Directors;

B)           The content of the explanatory report produced by the Board of Directors pursuant to paragraph c) of number 2 of article 366, article 367 and number 5 of article 460 of the Portuguese Companies Code;

We propose that it be resolved:

1)             That the shareholders’ pre-emptive right in the subscription for such possible issuance of convertible bonds be suppressed, taking into account that any issuance of convertible bonds as may be resolved by the Board of Directors, whose parameters and implicit share capital increase have been approved within item 8 on the agenda is intended:

i)                 To support the issuance to be carried out by a wholly owned subsidiary of Portugal Telecom, SGPS S.A. as provided therein; or

ii)              To be carried out directly by the Company in the international market with specialised segments of international qualified investors;

2)             That such possible issuance:

i)                 If carried out for the purposes mentioned in i) above, be intended for subscription in its entirety by a wholly owned subsidiary of Portugal Telecom, SGPS S.A. that may carry out, in the international market, an issuance of securities exchangeable for ordinary shares of Portugal Telecom, SGPS S.A., in particular the company Portugal Telecom International Finance, B.V., or another company wholly owned, directly or indirectly, by Portugal Telecom, SGPS S.A., either existing or to be incorporated, or by a financial institution undertaking to place said convertible bonds for the fulfilment of exchange requests arising from such issuance; or

ii)              If carried out for the purposes mentioned in ii) above, be intended for direct subscription by international qualified investors.

Lisbon, 14 March 2013

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

19 April 2013

REPORT IN RESPECT OF ARTICLES 366-2(C), 367 AND 460-5

OF THE PORTUGUESE COMPANIES CODE

I

EXPLANATION OF THE PROPOSAL FOR SUPPRESSION

OF THE PRE-EMPTIVE RIGHT

The Company is considering a possible issue, by a wholly owned subsidiary of Portugal Telecom, SGPS S.A., and with a possible guarantee by the latter, of bonds conferring to investors under certain conditions the right of exchange for ordinary shares in Portugal Telecom, SGPS S.A., which may also be, alternatively, an issue of bonds convertible into shares to be carried out directly by the Company in the international market with specialised segments of international qualified investors.

In this way, in order to guarantee the viability of the issuance and to support the same, we hereby submit to the appraisal and approval of the General Meeting of Shareholders of Portugal Telecom, SGPS S.A. a proposal concerning the possible issue, by a wholly owned subsidiary of Portugal Telecom, SGPS S.A., and with a possible guarantee or support from the latter, of bonds or other securities to be placed notably with specialised segments of international qualified investors, securities which under certain conditions may grant to the investors the right of exchange for Portugal Telecom, SGPS S.A.’s ordinary shares (exchangeable securities).

In the form proposed by the Board of Directors — a proposal that, together with this report, is available to the shareholders within the legal period preceding the date of the General Meeting of Shareholders and is deemed as reproduced herein — the issue of convertible bonds will imply a necessary suppression of the pre-emptive right of the shareholders, relying on reasons of corporate interest which must be justified, and whose adoption is unequivocally advised.

Multiple reasons caused the selection — and proposal to the shareholders as regards the exclusion of their pre-emptive right — of this particular form of fund raising (should the need for such fund raising be justified), the form of which obviously implies in itself that it be entirely directed outside the circle of existing shareholders.

Firstly, it is important to take into account that the expansion of the equity of Portugal Telecom, SGPS S.A. that may prove to be necessary or convenient based on the Company’s business plans, which is aimed at a magnitude of equity adequate to permit support of the same, has required, and will continue to require, an appeal for funds from the public that, given the size of the Company, demands an increasingly wider and diversified fundraising basis.

In this way, in view of the current situation and absorption capacity of the domestic capital markets, in particular the convertible securities investors’ market, it now becomes imperative to evaluate the placement, notably in the international market with specialised segments of qualified investors, of securities issuances having the size of this one, with characteristics that, without excessive limitations by rigid factors associated with the internal markets, may be adjusted to those of the financial products usually accepted by those markets.

Furthermore, the public raising of significant funds in the foreign markets always results in a further spreading of the image of the issuing company and its visibility in the financial community and international markets (notably by way of the qualified research it originates, and of the means used for the promotion of the issue), thus reinforcing its international prestige and credibility and its negotiation capacity as a participant in such international markets.

Thirdly, taking into account the actual conversion that may be made, it should be stressed that the continuation of the internationalisation and diversification of Portugal Telecom, SGPS S.A.’s shareholder basis is a favourable element in the reinforcement of the stability and autonomy that are of the utmost corporate interest to develop — and to which the issuance subject to authorisation strongly contributes — both as to the geographical dispersion and as to the diversification of the type of investors, thus creating and reinforcing an additional market capable of increasing the liquidity of the securities and constituting an added space to resort to in future funding needs.

II

FORM OF ALLOCATION AND RELEASE CONDITIONS OF THE CONVERTIBLE BONDS

The convertible bonds to be issued:

i)                Shall be entirely intended for initial subscription by a subsidiary of Portugal Telecom, SGPS S.A., notably Portugal Telecom International Finance B.V. or another company already incorporated or to be incorporated (or by a financial institution, notably acting under instructions of such company as issue agent), which may promote in the international market an issuance of securities exchangeable for ordinary shares of Portugal Telecom, SGPS S.A., if aimed to support the issuance to be carried out by a subsidiary of Portugal Telecom, SGPS S.A.; or

ii)             Shall be intended for subscription by international qualified investors, if the issuance is to be carried out directly by Portugal Telecom, SGPS S.A.

All the bonds making up the issue will be entirely released at the time of the subscription.

III

ISSUE PRICE AND CRITERIA FOR ITS DETERMINATION

The issue price of the convertible bonds shall be equal to their nominal value, i.e. the bond will be issued at par, in the nominal value of 5,000 Euros each, or otherwise as established under the final conditions of the issue, in such a way as to adjust it to the final value at the international issuance it aims to support.

As to the bases of any conversion into shares of the bonds issued, the number of bonds required for conversion into one share will be determined by the “conversion price”, calculated by adding a “conversion premium” to the market price on the Euronext Lisbon of one share in Portugal Telecom, SGPS. S.A. at the time of issuance.

It is important to bear in mind that, if the issuance is intended to support the issuance to be carried out by a wholly owned subsidiary of Portugal Telecom, SGPS S.A., given the characteristics and purposes of the transaction, we are not dealing with conversion bases with an external range, i.e. addressed to the market, but with instrumental conversion bases, i.e. merely addressed to providing the subsidiary issuing the exchangeable securities on the market the access to the necessary shares. However, although the conversion price in question merely defines the internal relationship between both issuances, it is convenient for this issuance to mirror as much as possible (with subsequent adjustments, if necessary) the final conditions of the issuance that may be placed in the market by Portugal Telecom, SGPS S.A.’s subsidiary. In this case, the above mentioned method for determining the “conversion price” has an instrumental nature.

The “issue premium” will correspond to an interval determined by market conditions, but in any case it is not expected to be less than 20% of the value of the relevant trading price.

The initial “conversion price” thus defined will prevail during the whole period of life of the issuance, without prejudice to any possible automatic readjustment in certain instances to be regulated under the issue conditions (e.g. structural changes of the issuing company), and according to the formulas stipulated therein.

In any case, the amount of the initial implied share capital increase cannot exceed an amount equivalent to 15% of the share capital of Portugal Telecom, SGPS S.A. on the date of the resolution, without prejudice to the possibility of it being subsequently exceeded as a result of later conversion price readjustments as referred to in the foregoing paragraph.

Lisbon, 14 March 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.